UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the month of April 2016

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

On April 14, 2016, Intec Pharma Ltd. (the “Company”) announced that the board of directors of the Company (the “Board”) has resolved to withdraw Proposal No. 3 from the agenda for the Special General Meeting of the Company’s shareholders scheduled to be held on April 21, 2016 (the “Meeting”).

In addition, the Board has resolved to amend Proposal No. 2 to provide that the exercise price per share of the options, proposed to be granted to the external directors of the Company under this proposal, will be $6 (the public offering price per share of the Company’s initial public offering in the U.S.) as opposed to the average closing price on Nasdaq over the thirty (30) day calendar period preceding the date of the Meeting.

Other than described above, no other changes were adopted with respect to the agenda of the Meeting. For further information on the Meeting, please see the Proxy Statement that was furnished to the Securities and Exchange Commission on Form 6-K on March 25, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Zeev Weiss
Name: Zeev Weiss
Title: Chief Executive Officer
Date: April 14, 2016